

June 27, 2018

Kevin Mayer
President
TWDC Holdco 613 Corp.
c/o The Walt Disney Company
500 South Buena Vista Street
Burbank, CA 91521

      Re: TWDC Holdco 613 Corp.
            Registration Statement on Form S-4
            Filed June 25, 2018
            File No. 333-225850

Dear Mr. Mayer:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 Filed on June 25, 2018

General

1.   At the forepart of the disclosure documents, including in the Q&A section, discuss the reasons for the changes to the transaction and why they occurred, including the existence of the competing cash proposal from Comcast.

2.   Your revised disclosure document should also note the fact that Comcast is soliciting proxies against the acquisition of Twenty-First Century Fox by Disney.

Questions and Answers about the Transaction and the Special Meeting, page 1 - As a 21CF Shareholder, am I guaranteed..., page 6

3.   Consider relocating the Q&As from pages 22-23 regarding how shareholders may elect the merger consideration and about the default consideration for those who do not make a timely election here, so that information about both the mechanics of the election process and the proration aspect of that process appear in one place in your disclosure document.

What is the value of the Disney merger consideration?, page 7

4.   Consider revising or expanding to explain the reasons for this change to the transaction structure that requires the exchange of Disney stock for new Disney stock.

How will the mergers be financed?, page 8

5.   Explain the term "backstopped" as used here and later in the proxy statement/prospectus.

Summary, page 25

6.   In the charts on page 29, please explain if there are any differences between (a) the "Existing Disney Stockholders" in the Existing Structure chart and (b) the "Other Disney Stockholders" in the Structure Immediately Following the Transactions chart. In this regard, we note the helpful descriptive designation of "Other 21CF stockholders" and "Other former 21CF stockholders" in the Existing Structure and Structure Immediately Following the Transactions charts, respectively.

In addition, please explain if there are any differences between (x) the "Covered stockholders" in the Existing Structure chart, as defined by footnote 2 to that chart, and (y) the "Covered stockholders" in the Structure Immediately Following the Transactions chart.

Risk Factors Relating to the Transactions, page 75

7.   Where you discuss the risks associated with the fact that 21CF shareholders will not know the form or amount of the consideration they will receive in the merger at the time of their vote, note that Comcast is currently proposing to acquire Twenty-Frist Century Fox in a cash transaction at a fixed cash price.

Opinions of 21CF's Financial Advisors, page 141

8.   Please explain how, in conducting its analyses, Goldman arrived at:
   •   the assumed prorated exchange ratio of 0.1828 shares of New Disney common stock for each share of 21CF common stock;
   •   the prorated cash portion of the 21CF merger consideration consisting of $19.00; and
   •   the assumed prorated exchange ratio of 0.1662 shares of New Disney common stock for each share of 21CF common stock.

> For example, we note the reference on page 145 to "an exchange ratio of 0.1662 shares of New Disney common stock, reflecting the lower end of the possible exchange ratios (assuming that the tax adjustment amount is zero)" and the reference on page 147 to "an assumed exchange ratio of 0.1828, the mid-point of possible exchange ratios under the combination merger agreement." Please explain how these prorated ratios relate to the exchange ratios of 0.3324 to 0.4063 discussed elsewhere in the document.

Opinions of Disney's Financial Advisors
Potential Value Creation Analysis—DCF-Based Approach, page 195

9.   Please explain why J.P. Morgan used perpetuity growth rate ranges of 1.25% to 1.75% for RemainCo and 1.75% to 2.25% for Disney as part of the combined company for purposes of its illustrative DCF-based value creation analysis "(rather than the ranges of 0.75% to 1.25% for RemainCo and 1.25% to 1.75% for Disney used in the December 13, 2017 analysis for each of the stand-alone companies and as part of the combined company)."

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Heather Clark at (202) 551-3624 or Melissa Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or Anne Parker, Assistant Director, at (202) 551-3611 with any other questions.

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